PRESS RELEASE

DEJOUR ENTERPRISES LTD.:                                                          AMEX:”DEJ”/ TSX-V: “DEJ”

FOR RELEASE:

                              August 29, 2007

Dejour Confirms its first Piceance Basin Natural Gas Discovery.

August 29, 2007 - Vancouver, Canada – Dejour Enterprises Ltd. (DEJ: TSX-V/Amex: DEJ and D5R: Frankfurt)  is pleased to announce that the N. Barcus Creek #1-12 well has been successfully drilled to a total depth of 11,500’.  The H & P Rig #159 commenced drill operations on August 16th and over the past 2 weeks encountered encouraging gas shows.  Mud logs indicate both conventional gas sands above 7800’ and targeted basin centred reservoirs of the Mesa Verde group sands to total depth.  Logging is underway and when completed the Operator has elected to set casing following which the rig will relocate to the nearby N. Barcus Creek #2-12 well to be deepened to a projected TD of 11,425’.

Project partners (Dejour 25%) have contracted Haliburton Energy Services to commence completion and testing of the #1-12 well shortly. The Operator reports that the multiple indicated natural gas bearing zones located in the Williams Fork and Isles sections of the Mesa Verde group sands, are very similar to wells drilled and successfully completed on adjacent Exxon lands by Williams Cos.  Haliburton is one of the most technically advanced completion experts in this deep basin centred area of Rio Blanco County, north central Piceance Basin, having recently advised Williams Cos. on the completion of its new wells offsetting the Dejour and partners N. Barcus Creek acreage. Logging and completion results are forthcoming.

The Barcus Creek wells are the first wells to be drilled by Dejour and partners on almost 300,000 acres of land holdings in the Piceance – Uinta Basins respectively of Western Colorado and Eastern Utah, acquired since July of 2006.  The North Barcus Creek prospect is one of 3 separate land holdings totalling over 5000 acres within the highly promising ‘Rio Blanco Deep’ project area.  Logs of a well drilled on this prospect in 1979, prior to the advent of current completion technology, showed 260 ft. of potential hydrocarbon bearing sands in the Upper Isles formation of the Mesa Verde group.

Dejour and its partners initially plan to drill a total of 4 wells at N. Barcus Creek.  It is expected that these lands will be fully developed on 40 acre spacing units.  Accessible pipeline facilities lay within one mile of the lease boundaries.

This ‘Rio Blanco Deep’ project is one of over 60 separate exploration projects held by Dejour (average interest over 25%) in its search for and exposure to significant energy discovery in the hydrocarbon bearing basins of Piceance/Uinta in Colorado/Utah and the Peace River Arch of NE British Columbia/NW Alberta Canada, inclusive of the uranium bearing Athabasca/Thelon Basins of Northern Canada through its holdings of Titan Uranium (TSX-V: TUE) and associated carried/royalty interests.

Recently the Company announced its intent to purchase natural gas production in Liberty County, Texas.

“This is the perfect time to make new discoveries of large quantities of natural gas in the Piceance Basin.  Not only are natural gas prices set to bounce off their seasonal low for what we feel could be an extended rise, but this discovery coincides with the completion of substantial new delivery infrastructure in the Rio Blanco project area that will facilitate bringing this gas to market in a timely fashion“, states Bob Hodgkinson Dejour’s Chairman & CEO . “We look forward to Dejour and its partners accelerating their investment/development strategies within these rich natural gas basins”.

R. Marc Bustin, Ph.D., P.Geol. FRSC is the qualified person for this news release.

About Dejour

Dejour Enterprises Ltd. is a micro cap Canadian company focused on oil & gas exploration and production with a significant investment in uranium discovery. The company acquires high-impact energy assets and strategically monetizes them to enhance shareholder returns.

The Company is listed on the TSX Venture Exchange (DJE.V), Amex (DEJ), and Frankfurt (D5R).  Dejour is a reporting issuer to the SEC.   Refer to www.dejour.com for company details or contact the Office of Investor Relations at investor@dejour.com

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although Dejour believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include uranium and oil and gas prices, well or production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. The Company expressly disclaims any obligation to update any forward-looking statements. We seek safe harbor.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Chairman & CEO

DEJOUR ENTERPRISES LTD.

Suite 1100-808 West Hastings Street, Vancouver, BC Canada V6C 2X4

Phone: 604.638.5050  Facsimile: 604.638.5051  Email: investor@dejour.com